Exhibit 99.4

Consent of Director Nominee

Marcus & Millichap, Inc. has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of Marcus & Millichap, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Marcus & Millichap, Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Nicholas F. McClanahan
Nicholas F. McClanahan

Dated September 20, 2013